UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan,
Shenzhen 518057

People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Settlement of Previously Described Masimo Related Litigation

Mindray Medical International Limited and various of its subsidiaries (collectively, “Mindray”), have entered into a Settlement and Covenant Not to Sue Agreement with Masimo Corporation and various of its subsidiaries (collectively, “Masimo”) whereby Mindray and Masimo have each agreed to settle and dismiss, as applicable, their patent, contract and anti-trust claims and counterclaims in the U.S. and China against each other and entered into a patent- related covenant not to sue.

Pursuant to the settlement, among other things, Mindray has agreed, subject to limited exceptions, that from the settlement date through December 31, 2027 it will purchase all pulse oximetry technology components for Mindray patient monitoring products sold in the U.S. and Canada from Masimo (Masimo is already Mindray’s primary supplier of these components for sales in the U.S.). In addition, Mindray has agreed to pay Masimo $25 million (to be paid in full by mid-January 2016) and assigned to Masimo certain patents (covering areas not practiced in Mindray’s products).

Mindray expects a related Q4 2015 charge of $15.3 million (with $9.7 million previously accrued in 2012), and it has determined these arrangements are immaterial to its operations as a whole and will not adversely impact its business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name: Alex Lung
Title: Chief Financial Officer

Date: November 20, 2015